INCEPTION MINING INC.

5330 South 900 East, Suite 280

Murray, Utah 84117

December 5, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3561

Washington DC 20549

Attn: John Reynolds, Assistant Director

Re:	Inception Mining Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Response Dated November 10, 2016
File No. 000-55219

Dear Mr. Reynolds:

We have received your letter dated November 21, 2016 regarding your comments to the Company’s first response related to the Company’s Annual Report on Form 10-K and have prepared the following responses to your comments.

Form 8-K filed July 2[2], 2016

Exhibit 99.1

1.	We note your response to comment 1. Please tell us if your 43-101 technical analysis is filed and reviewed in Canada by the Canadian authorities. If not, explain why you term this report a 43-101 technical analysis. Additionally, tell us if the report that you have termed a 43-101 technical analysis contains all sections typically contained in a 43-101 report.

RESPONSE: The report we previously referred to as a “43-101 technical analysis” has not been filed or reviewed in Canada by the Canadian authorities to our knowledge. In 2013, we hired a third party “qualified person” (“QP”) to complete a 43-101 technical analysis as we were considering dual listing in Canada on the TSX. He delivered to us a technical report with the filename titled “UP_43101tech rpt_111213_final.pdf”, that used the term “43-101” liberally, and which the Company understood to be a 43-101 technical analysis. We have since delayed any decision to continue with a dual listing on a Canadian exchange and therefore we are not required to file the report in Canada and have it reviewed.

With respect to the report containing all sections typically contained in a 43-101 technical analysis, we contracted with a “QP” and relied on their knowledge to complete the report as required. It is management’s understanding now that a 43-101 technical analysis should contain twenty-seven sections and that the report we referenced in the presentation contains nineteen of the twenty-seven sections. Of the eight missing sections, seven of the elements could not have been determined in 2013 when the report was drafted, but could be evaluated now in an updated report.

As we have discovered that the report does not contain all sections typically contained in a 43-101 report, we have promptly removed references to “43-101” by revising the presentation referenced above (and the one filed via Form 8-K on November 25, 2016) to remove the references to “43-101.” Those 8-K/As will be filed as soon as practicable.

We appreciate your time and attention to this matter.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Inception Mining Inc.

/s/ Trent D’Ambrosio
Chief Financial Officer